Exhibit 2.1

AMENDMENT TO ASSET PURCHASE AGREEMENT
This AMENDMENT TO ASSET PURCHASE AGREEMENT (the “Amendment”) is entered into as of October 8, 2021 (the “Effective Date”) by and among Magenta Buyer LLC, a Delaware limited liability company (“Buyer”), and Mandiant, Inc. (f/k/a FireEye, Inc.), a Delaware corporation (“Seller”). Each of Buyer and Seller are sometimes referred to as a “Party” and together as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).
RECITALS
A.Polaris Buyer LLC (“Polaris Buyer”) and Seller entered into that certain Asset Purchase Agreement, dated as of May 29, 2021 (the “Purchase Agreement”), pursuant to which, among other things, Polaris Buyer agreed to purchase the Acquired Assets and Seller agreed to sell the Acquired Assets as more fully described and upon the terms and subject to the conditions set forth in the Purchase Agreement.
B.In accordance with Section 13.3 of the Purchase Agreement, Polaris Buyer assigned its rights and obligations under the Purchase Agreement to Buyer.
C.In accordance with Section 13.2 of the Purchase Agreement, the Purchase Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the Parties.
D.Buyer and Seller desire to enter into this Amendment to modify the Purchase Agreement, certain Exhibits or Schedules thereto, and the Seller Disclosure Schedule on the terms and subject to the conditions set forth herein.
AMENDMENT
NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:
1.Amendment to Schedule 1.1(hhh). Schedule 1.1(hhh) of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Schedule 1.1(hhh) attached hereto.
2.Amendment to Schedule 1.1(ppp). Schedule 1.1(ppp) of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Schedule 1.1(ppp) attached hereto.
3.Amendment to Transferred Subsidiaries. Section 1.1(hhhhhh) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
(hhhhhh)    “Transferred Subsidiary” means the Subsidiaries of Seller set forth on Schedule 1.1(hhhhhh). References to “Transferred Subsidiary” herein is equally applicable to both the singular and the plural forms of such term.
4.Amendment to Schedule 1.1(hhhhhh). Schedule 1.1(hhhhhh) of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Schedule 1.1(hhhhhh) attached hereto.

5.Amendment to Allocation. Section 3.5 of the Purchase Agreement is hereby amended and restated in its entirety as follows:
3.5     Allocation.  Seller will deliver to Buyer (i) an allocation of the Purchase Price to be paid to Seller pursuant to the terms of this ARTICLE III and any Assumed Liabilities first, among the jurisdictions in which the Acquired Assets are located, and then among the Acquired Assets in accordance with the methodology set forth on Schedule 3.5 and Section 1060 of the Code, and (ii) an allocation of adjusted Tax basis among the Intellectual Property Rights owned or treated as owned for Tax purposes by the Transferred Subsidiaries (which allocation shall have been prepared by KPMG), in each case within 90 days of the Closing Date, or as soon thereafter as reasonably practicable (the “Allocation Schedule”). If Buyer does not notify Seller in writing within thirty (30) days after receipt of the Allocation Schedule from Seller that Buyer disagrees with the allocation of one or more items reflected in the Allocation Schedule, the Allocation Schedule as prepared by Seller shall be final and binding on the Parties (the “Final Allocation Schedule”). If, within thirty (30) days after receipt of the Allocation Schedule from Seller, Buyer notifies Seller in writing that Buyer disagrees with the allocation of one or more items reflected in the Allocation Schedule, Buyer and Seller shall use reasonable efforts to resolve such dispute. If Buyer and Seller have not resolved the dispute within ten (10) Business Days, Buyer and Seller shall submit the matter to a nationally recognized independent accounting firm chosen jointly by Buyer and Seller (the “Accounting Firm”), which shall resolve the dispute in accordance with the principles set forth on Schedule 3.5 (in the case of the allocation of Purchase Price and Assumed Liabilities among the Acquired Assets), and the Allocation Schedule as modified in accordance with the decision of the Accounting Firm shall be the Final Allocation Schedule. The fees and expenses of the Accounting Firm shall be shared equally by Buyer and Seller. In the case of any subsequent adjustment to the purchase price (as determined for Tax purposes) requiring an amendment to the Final Allocation Schedule, Seller shall prepare an amended Final Allocation Schedule in accordance with the principles set forth on Schedule 3.5 (in the case of the allocation of Purchase Price and Assumed Liabilities among the Acquired Assets), which shall be subject to the procedures in this Section 3.5. Buyer and Seller agree to report and to cause each of their respective Subsidiaries to report the Transactions in a manner consistent with the Final Allocation Schedule for all Tax purposes, and that none of them will take any position, or cause their respective Subsidiaries to take any position, inconsistent therewith in any Tax Return, refund claim, litigation or otherwise, unless otherwise required by applicable Law or as otherwise mutually agreed to in writing by Buyer and Seller. Buyer and Seller will cooperate with each other in preparing Internal Revenue Service Form 8594 and any other Tax documentation consistent with the Final Allocation Schedule. Buyer and Seller will promptly notify the other Party in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Final Allocation Schedule.

6.Amendment to Schedule 3.5. Schedule 3.5 of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Schedule 3.5 attached hereto.
7.Amendment to Transferred Subsidiary Equity. Section 4.1(e) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
(e)    Section 4.1(e) of the Seller Disclosure Schedule sets forth the authorized and issued equity interests of each Transferred Subsidiary (the “Transferred Subsidiary Equity”) and the record and beneficial holders thereof. Seller owns, directly or indirectly, all of the issued and outstanding Transferred Subsidiary Equity free and clear of all Liens (other than Permitted Liens and Liens arising under applicable securities Laws). All of the Transferred Subsidiary Equity have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and were not offered, sold or issued in violation of any preemptive rights. There are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any Transferred Subsidiary, or any other securities or obligations convertible or exchangeable into or exercisable for, giving any Person (whether with or without the occurrence of any contingency), a right to subscribe for or acquire, any securities or other equity or voting interests of any Transferred Subsidiary, and no Contracts, securities or other equity interests evidencing such rights are authorized or issued or outstanding. As of the Closing, no Transferred Subsidiary will have any direct or indirect equity interest or similar interest by stock ownership or otherwise in any Person.
8.Amendment to Section 4.1(e) of the Seller Disclosure Schedule. Section 4.1(e) of the Seller Disclosure Schedule is hereby amended and restated in its entirety as set forth on Schedule 4.1(e) attached hereto.
9.Amendment to Section 4.8(k) of the Seller Disclosure Schedule. Section 4.8(k) of the Seller Disclosure Schedule is hereby amended and restated in its entirety as set forth on Schedule 4.8(k) attached hereto.
10.Addition of Seller Reimbursable Expenses. The Purchase Agreement is hereby amended by adding a new Section 7.24 as follows:
Section 7.24    Seller Reimbursable Expenses. From and after the Closing, Buyer shall pay when due or promptly, upon written request by Seller, reimburse Seller for all reasonable documented out-of-pocket payments, costs, fees and expenses, including legal, accounting, consulting and all other fees and expenses of third parties, payable or incurred by or on behalf of, or payable by, Seller and/or its Affiliates (including the Transferred Subsidiaries) for the matters described in Schedule 7.24 attached hereto, whether payable prior to, at or after the Closing (collectively, “Seller Reimbursable Expenses”). None of the Seller Reimbursable Expenses shall be deemed to be Seller Transaction Expenses for any purpose hereunder.

11.Schedule 7.24. Schedule 7.24 of the Purchase Agreement shall be as set forth on Schedule 7.24 attached hereto.
12.Transferred Employees. For the avoidance of doubt, the Parties acknowledge and agree that any Designated Employees that are employed as of the Closing in any of the Transferred Subsidiaries transferred at the Closing are deemed to be Transferred Employees at the Closing and that that any Designated Employees that are employed as of a Local Transfer Date in any of the Transferred Subsidiaries transferred as of such Local Transfer Date will be deemed to be Transferred Employees as of such Local Transfer Date.
13.Amendment to Employee Matters. Section 8.2(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
(b) Upon the termination of any Transferred Employee’s service with Seller or Subsidiary of Seller, as the case may be (including through the transfer by Seller and its Subsidiaries of the equity interests in the Transferred Subsidiaries to Buyer), each unvested equity award of Seller, if any, held immediately prior thereto by such Transferred Employee (each, an “Unvested Equity Award”) shall terminate pursuant to its terms. However, Buyer shall establish a cash bonus plan that grants each Transferred Employee that has commenced service with Buyer or a Subsidiary of Buyer (including through the transfer by Seller and its Subsidiaries of the equity interests in the Transferred Subsidiaries to Buyer) and that held any Unvested Equity Award (an “Eligible Employee”) a right to receive from Buyer or its Subsidiaries, within forty-five (45) days of the vesting dates (each, a “Vesting Date”) set forth in the Equity Spreadsheet (as defined below) (or, if such day is not a Business Day, the next Business Day thereafter), an amount in cash, without interest and subject to applicable withholding taxes, equal to the cash amount set forth on the Equity Spreadsheet subject to such Eligible Employee remaining an employee of Buyer or Subsidiary of Buyer on each Vesting Date (each such amount, a “Replacement Amount”). Buyer and its Subsidiaries may, in their sole discretion, pay any Eligible Employee with respect to any Vesting Date, a cash bonus in excess of the applicable Replacement Amount. The amount of cash bonus actually paid by Buyer or any of its Subsidiaries to any Eligible Employee with respect to a Vesting Date, together with any and all related employer taxes, is referred to hereinafter as a “Replacement Payment.” Buyer will promptly provide Seller with reasonable documentation evidencing any Replacement Payments paid to Eligible Employees, together with reasonable documentation evidencing the related employer taxes, with respect to the Vesting Dates that occur on or prior to the eighteen (18) month anniversary of the Closing Date. “Equity Spreadsheet” means the equity spreadsheet, prepared by Buyer for purposes of this Section 8.2(b), delivered to Seller prior to the Closing.
During the period from the Closing Date to the eighteen (18) month anniversary of the Closing Date, so long as any Designated Employee remains a service provider of Seller or any of its Subsidiaries and provides services to Buyer or any of its Subsidiaries pursuant to the Transition Services Agreement or as contemplated by Section 7.23 of this Agreement (each such Designated Employee, a “Delayed

Employee”), each unvested equity award of Seller, if any, existing as of the Closing Date and held by such Delayed Employee shall continue to vest in accordance with its terms. With respect to any such unvested equity award that actually vests on any vesting date during such period, because the applicable Delayed Employee has remained a service provider of Seller or any of its Subsidiaries on such vesting date, the cash amount set forth on the Equity Spreadsheet that is associated with such equity award and vesting date; provided, however, that Buyer may in its sole discretion (but subject to the last paragraph of this Section 8.2(b)) direct Seller or any of its Subsidiaries to pay any Delayed Employee with respect to any Vesting Date, a cash bonus in excess of the applicable cash amount set forth on the Equity Spreadsheet, and such amount actually paid together with any and all related employer taxes associated with such equity award and vesting date, is referred to hereinafter as a “Delayed Employee Amount.” Seller will promptly provide Buyer with reasonable documentation evidencing any Delayed Employee Amounts, including reasonable documentation evidencing the related employer taxes, associated with vesting prior to the eighteen (18) month anniversary of the Closing Date, with the final documentation provided no later than thirty (30) days following the eighteen (18) month anniversary of the Closing Date.
Subject to the following paragraph, after Buyer or any of its Subsidiaries makes any Replacement Payments with respect to any Vesting Date prior to the eighteen (18) month anniversary of the Closing Date, Buyer will promptly provide Seller with a written invoice requesting reimbursement for, and Seller shall be responsible for paying Buyer for, an amount of cash equal to (i) fifty percent (50%) of the aggregate amount of all such Replacement Payments actually paid to Eligible Employees, and related employer taxes, with respect to such Vesting Date minus (ii) fifty percent (50%) of the aggregate amount of all Delayed Employee Amounts, and related employer taxes, associated with vesting on or before such Vesting Date that have not been taken into account in any prior invoice of Buyer pursuant to this paragraph (and to the extent not previously provided, Seller shall provide Buyer with reasonable documentation evidencing such Delayed Employee Amounts and the related employer taxes). Subject to the following paragraph, the net amounts payable by Seller under this paragraph shall be paid by Seller within thirty (30) days following its receipt of the invoice for such net amounts.
Notwithstanding anything to the contrary contained in this Section 8.2(b), in no event shall Seller’s obligations to pay Buyer pursuant to this Section 8.2(b) exceed, in the aggregate, as of any given time, an amount equal to (i) $40,000,000 minus (ii) fifty percent (50%) of the aggregate amount of all Delayed Employee Amounts, and related employer taxes, associated with vesting that has theretofore actually occurred and/or actually been paid by Seller since the Closing date but on or prior to the applicable time minus (iii) fifty percent (50%) of the aggregate amount of all Delayed Employee Amounts set forth on the Equity Spreadsheet, and related employer taxes reasonably estimated by Seller, that would occur after the applicable date but on or prior to the eighteen (18) month anniversary of the Closing Date if any Delayed Employees as of such time continued to provide service to Seller or any of its Subsidiaries through the eighteen (18) month anniversary of the Closing Date.
14.Closing Cash in Transferred Subsidiaries. For the avoidance of doubt, the Parties hereby acknowledge and agree that, subject to Section 20 below, all cash and cash equivalents of Transferred Subsidiaries held by them as of the Closing (“Transferred Subsidiary Closing Cash”) shall be deemed to be an Excluded Asset and not an Acquired Asset, notwithstanding the fact that all equity interests of the Transferred Subsidiaries are being transferred to Buyer and its Subsidiaries at the Closing.
15.Post-Closing Cash Transfers to Transferred Subsidiaries. In the event Seller or any of its Subsidiaries, following the Closing Date, actually transfers cash in respect of the matters described on Schedule 15 hereto to any Transferred Subsidiaries in connection with any capital contribution or funding requirements, Buyer shall, or shall cause its Subsidiaries to, within thirty (30) days thereafter, pay Seller or its Subsidiary an amount of cash equal to such post-Closing cash transfer. Such amounts shall be treated as an adjustment to the Purchase Price for Tax purposes.
16.Ireland Non-Business Related Accounts Receivable. Notwithstanding anything to the contrary contained in Article II of the Purchase Agreement, the Parties agree to treat all Accounts Receivable as of the Closing of FireEye Ireland Limited to the extent they do not relate primarily to the Business (“Ireland Non-Business AR”) as an Acquired Asset and not an Excluded Asset.
17.Held Seller Cash. All Transferred Subsidiary Closing Cash, together with all cash actually received from Ireland Non-Business AR as it is collected, that in the aggregate exceeds the agreed consideration in Schedule 17 attached hereto with respect to Product Sales Commissions (such excess cash being referred to as “Held Seller Cash”), shall be held by Buyer for settlement of future payment obligations of Seller and its Subsidiaries in accordance with the provisions of Schedule 17. Such amounts shall be treated as an adjustment to the Purchase Price for Tax purposes.
18.Accrued Unpaid Vacation. The Parties acknowledge and agree that, from and after the Closing, (i) Buyer shall be liable and responsible for making any and all payments for accrued but unpaid vacation time (including any and all related employer taxes) (“Unpaid Vacation Payments”) that become due and payable, pursuant to applicable Law, following the Closing to any Transferred Employees. Seller shall, within thirty (30) days, reimburse Buyer or any of its Subsidiaries for any Unpaid Vacation Payments paid, during the term of the Transition Services Agreement, to any Transferred Employees (other than those in India) to the extent the vacation time used was earned during the pre-Closing period. Buyer shall, within thirty (30) days, reimburse Seller or any of its Subsidiaries for any Unpaid Vacation Payments paid, during the term of the Transition Services Agreement, to any Delayed Employees to the extent the vacation time used was earned during the post-Closing period. Within thirty (30) days following the date of termination of the Transition Services Agreement, Seller shall pay Buyer an amount of cash equal to the aggregate amount of Unpaid Vacation Payments that would be payable by Buyer or any of its Subsidiaries to Transferred Employees (other than those in India) if all of them ceased employment with Buyer or a Subsidiary of Buyer on such termination date to the extent the vacation time used was earned during the pre-Closing period. Within thirty (30) days following the date of termination of the Transition Services Agreement, Buyer shall pay Seller an amount of cash equal to the aggregate amount of Unpaid Vacation Payments that would be payable by Seller or any of its Subsidiaries to Delayed Employees if all of them ceased employment with Seller or a Subsidiary of Seller on such termination date to the extent the vacation time used was earned during the post-Closing period. For purposes of this Section 18, any vacation time that is used by an employee following the Closing will be deemed to be used first from such employee’s unused vacation time earned prior to the Closing to the maximum extent possible, and any reduction in an employee’s accrued unused vacation time balance due to any applicable “use-or-lose” policies or similar treatment will be deemed to have been satisfied to the maximum extent possible from such employee’s unused vacation time earned prior to the Closing.
19.Accrued Q3 Cash Bonuses. Notwithstanding anything to the contrary contained in Article II of the Purchase Agreement, from and after the Closing, (i) Buyer shall be liable and responsible for paying, or causing its Subsidiaries to pay, not later than November 30, 2021, accrued but unpaid cash bonuses with respect to the third fiscal quarter of 2021, pursuant to employee cash bonus plans (but not, for certainty, sales commission plans) of Seller and its Subsidiaries (including any and all related employer taxes) (“Unpaid Q3 Bonuses”) that were earned by Transferred Employees, and (ii) such Liability shall be deemed to be an Assumed Liability and not an Excluded Liability. Seller shall promptly, and in any event within thirty (30) days, reimburse Buyer or any of its Subsidiaries for any Unpaid Q3 Bonuses actually paid to Transferred Employees and all related employer taxes paid with respect to such Unpaid Q3 Bonuses.
20.India Service Gratuity and Cash. Notwithstanding anything to the contrary contained in Article II of the Purchase Agreement, from and after the Closing, (i) Buyer shall be liable and responsible for making any and all gratuity payments (“Gratuity Payments”) that become due and payable, pursuant to The Payment of Gratuity Act, 1972 in India, following the Closing to any Transferred Employees in India, (ii) such Liability shall be deemed to be an Assumed Liability and not an Excluded Liability, and (iii) cash and cash equivalents held by FireEye Technologies India Private Limited in an amount equal to the sum of (A) the aggregate amount of Gratuity Payments that would be payable by Buyer or any of its Subsidiaries to Transferred Employees in India if all of them ceased employment on the Closing Date, (B) the aggregate amount of Unpaid Vacation Payments that would be payable by Buyer or any of its Subsidiaries to Transferred Employees in India if all of them ceased employment with Buyer or a Subsidiary of Buyer on the Closing Date, and (C) the aggregate amount of Unpaid Q3 Bonuses that were earned with respect to Seller’s third fiscal quarter of 2021, pursuant to Seller’s bonus plan for employees, by Transferred Employees in India, shall be deemed to be an Acquired Asset and not an Excluded Asset (and, for greater certainty, shall not be Held Seller Cash). For illustrative purposes only, Schedule 20 attached hereto sets forth Seller’s current estimates for cash and liabilities associated with FireEye Technologies India Private Limited, based on certain assumed facts.
21.Accrued Sales Commissions Payable. Notwithstanding anything to the contrary contained in Article II of the Purchase Agreement, from and after the Closing, (i) Buyer shall be liable and responsible for making any and all payments to employees of Buyer, Seller or any of their respective Subsidiaries for Product Sales Commissions (as defined below) that become due and payable following the Closing pursuant to the applicable sales commission plan or agreement in effect as of immediately prior to the Closing (or any replacement or other plan or agreement entered into by Buyer or any of its Subsidiaries, including, for certainty, any removal or reduction of recurring revenue gates), and (ii) such Liability shall be deemed to be an Assumed Liability and not an Excluded Liability. “Product Sales Commissions” means (A) accrued but unpaid sales commissions (including accelerators) as of September 30, 2021 related to any Business Product bookings and (B) sales commissions (including accelerators) related to any Business Product bookings from October 1, 2021 through December 31, 2021, inclusive. In the event Seller or any of its Subsidiaries makes any payment of Product Sales Commissions to any such employees following the Closing, then Buyer shall promptly reimburse Seller for such payment.
22.Appointment of Additional FireEye Ireland Limited Director. Prior to the Closing, Seller shall appoint, or cause the appointment of, the individual identified on Schedule 22 attached hereto as a Director of FireEye Ireland Limited.
23.Right of Setoff. To the extent both an authorized representative of Buyer and an authorized representative of Seller agree in writing (email being acceptable as a writing) with respect to any particular amounts payable to any Party or any of its Subsidiaries to the other Party or any of its Subsidiaries pursuant to the Purchase Agreement, as amended by this Amendment, or the Transition Services Agreement, each Party and its Subsidiaries shall have the right to offset and net any such amounts payable by them against any such amounts payable to them. For purposes of the foregoing, the authorized representatives of Buyer and Seller are identified on Schedule 23 attached hereto.
24.Transition Services Agreement. Exhibit A of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Exhibit A attached hereto.
25.IP License Agreement. Exhibit B of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Exhibit B attached hereto.
26.Reseller and Market Cooperation Agreement. Exhibit C of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Exhibit C attached hereto, and the Reseller and Market Cooperation Agreement attached hereto as Exhibit C is the final form of such agreement.
27.Strategic Collaboration Agreement. Exhibit D of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Exhibit D attached hereto.
28.Restructuring Plan. Exhibit K of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Exhibit K attached hereto.
29.No Other Changes. Except as explicitly amended by this Amendment, all of the terms, provisions, and conditions of, and Schedules and Seller Disclosure Schedules to, the Purchase Agreement, and all rights and obligations of the Parties thereunder, shall remain in full force and effect, and each is hereby ratified and confirmed in all respects.
30.Miscellaneous Provisions. Article XIII of the Purchase Agreement (excluding Sections 13.1, 13.13, 13.14, and 13.15 of the Purchase Agreement) is hereby incorporated (mutatis mutandis) by reference in its entirety to this Amendment.
[Signature Page Follows]

The Parties have executed this Amendment as of the date first set forth above.

SELLER:

MANDIANT, INC.

By:	/s/ Frank Verdecanna
Name:	Frank Verdecanna
Title:	EVP and Chief Financial Officer

Signature Page to Amendment to Asset Purchase Agreement

BUYER:

MAGENTA BUYER LLC

By:	/s/ Marc Bala
Name:	Marc Bala
Title:	Secretary

Signature Page to Amendment to Asset Purchase Agreement